Exhibit 8.1

LIST OF SUBSIDIARIES OF NEXXEN INTERNATIONAL LTD.

The following table sets out details of the Company’s subsidiaries:

Name of company	Country of Incorporation	Ownership Percentage
Taptica Inc.	USA	100%
YuMe Inc*	USA	100%
Perk.com Canada Inc	Canada	100%
Nexxen Group LLC	USA	100%
Nexxen Group US Holdings Inc.*	USA	100%
Nexxen Holdings Ltd*	UK	100%
Nexxen Group Ltd	UK	100%
Nexxen Media Pte. Ltd. (f/k/a Unruly Media Pte. Ltd)*	Singapore	100%
Nexxen Pty Ltd*	Australia	100%
Nexxen Media Japan K.K. (f/k/a Unruly Media K.K.)	Japan	100%
Nexxen Video Distribution Sdn. Bhd. (f/k/a Unmedia Video Distribution Sdn. Bhd.)	Malaysia	100%
Nexxen CTRL GmbH (f/k/a SpearAd GmbH)	Germany	100%
Nexxen Inc.*	USA	100%
Amobee Ltd	Israel	100%

* Under these companies, there are eleven (11) wholly owned subsidiaries that are inactive, liquidated or in liquidation process.